UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K/A
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: for the month of July 2026
Commission File Number: 001-41912
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Ferrovial N.V.
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
EXPLANATORY NOTE
Ferrovial N.V. (the “Company” or “Ferrovial”) hereby furnishes this Amendment No. 1 on Form 6-K solely to file an updated version of the Investor Presentation included as Exhibit 99.1 to the form 6-K furnished on May 8, 2026
(the “Original Form 6-K”). The update corrects two errors contained in the previous version of the presentation.
The amendments relate to (i) the amount of equity invested by Ferrovial in 407 ETR (slide 27) and (ii) the debt maturity chart for the bonds issued by New Terminal One (“NTO”) (slide 95).
Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update, or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the
Original Form 6-K was filed.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Ferrovial’s Investor Presentation
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial N.V.
Date: July 31, 2026
                                                                            By: /s/ Ernesto López Mozo________________
                                                Ernesto López Mozo
                                                    Chief Financial Officer